Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10452
FT Short Duration Fixed Income Model Portfolio, 1Q ‘23
(the “Trust”)
CIK No. 1943971 File No. 333-268412

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Portfolio

2.The Staff notes the disclosure states that the Committee selects ETFs through a dynamic approach based on “the underlying fund holdings’ credit ratings (prioritizing ETFs that hold securities with lower rates of default).” Please reconsider whether this language is accurate or whether it should state “prioritizing ETFs that hold securities with higher credit ratings.” If the language is correct, consider revising the disclosure to state “default rates” rather than “credit ratings.”

Response: The Trust notes that credit ratings and default rates are correlated and both can be considered when reviewing fixed-income securities. Bonds of investment-grade quality (i.e., higher credit rating) witness a lower rate of default compared to high-yield or “junk” bonds. As for the Trust, the Committee looks to the underlying fund holdings’ credit ratings to assess the overall credit risk for the fixed-income securities within a fund. When comparing the ETFs, the Committee prioritizes funds that have underlying fixed-income securities with lower default rates. Therefore, the Trust believes the disclosure as currently presented is accurate and respectfully declines to revise the above-referenced disclosure.

Risk Factors

3.If the funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

4.If the funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon